SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 –

Company Registry (NIRE) 41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Copel Distribuição's Grid Market grows 8.2% in 2Q24

COPEL (“Company”) informs its shareholders and the market in general the performance of the energy market in the second quarter of 2024 and the accumulated result for the first half of the year, compared to the same period of the previous year.

Grid Market

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees and all the free customers in its concession area, had an increase of 8.2% in electricity consumption in the 2Q24 in relation to the same period of the previous year, mainly due to higher temperatures[1]. The billed grid market, which considers offset energy from Mini and Micro Distributed Generation – MMGD, increased 6.2% in the quarter[2].

[1] Average temperature in the State of Paraná in April, May and June 2024 increased by 2.6°C, 1.3°C and 2.8°C, respectively, compared to the same period in 2023. Source: Simepar.

[2] Considers the availability cost, which is the minimum amount charged for the availability of the distribution grid and is referenced in the input configurations of consumer units: 30 kWh single-phase, 50 kWh two-phase and 100 kWh three-phase circuits (ANEEL Ordinance Nº 1,000/2021 art. 291).

The following graphs show the electricity consumed by class in 2Q24:

Note: Does not consider the energy made available through the MRE (Energy Reallocation Mechanism).

1 Includes Short-Term Sales Contracts and CBR.

2 Does not consider negative amounts.

CCEE: Electric Energy Trading Chamber / CCEAR: Energy Trading Contracts in the Regulated Environment / MCP: Short-Term Market / CER: Reserve Energy Contract / MCSD EN - Compensation Mechanism for New Energy Surpluses and Deficits / MVE - Sale of energy to the free market through the Surplus Sale Mechanism.

Curitiba, July 19, 2024

Felipe Gutterres

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 19, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.